UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 10, 2015

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$250 million 2-Year
Senior Unsecured Bridge Loan for AES Dominicana (Dominican Republic)

Panama City, Republic of Panama, December 10, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the disbursement of a US$250 million, two year, syndicated loan in favor of AES Andres DR S.A. (“AES Andres”) and Empresa Generadora de Electricidad Itabo, S.A. (“Itabo”), subsidiaries of AES Corporation (NYSE: AES) a Fortune 200 global power company which provides affordable, sustainable energy to 18 countries through a diverse portfolio of distribution businesses as well as thermal and renewable generation facilities.

Bladex acted as Joint Lead Arranger and Bookrunner under the Facility, together with Banco Popular Dominicano, S.A., who will also act as the Administrative Agent.

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are extremely pleased to have worked in structuring and syndicating this important facility for AES´s subsidiaries in the Dominican Republic. The transaction allowed AES Dominicana to undergo an efficient liability management exercise by leveraging on existing and new banking relationships. Additionally, we are very pleased to have partnered up with Banco Popular Dominicano, one of the leading banks in the Dominican Republic, in arranging the facility and bringing in strong appetite from regional investors. The deal was over-subscribed and up-sized from US$200 million to US$250 million due to strong investor demand.”

The loan was launched and closed in less than one month, with the participation of 13 financial institutions from the Dominican Republic, Central America and the Caribbean. Proceeds of the loan were used to buy back senior notes issued by affiliates of AES Andres and Itabo, due in 2020.

Nicolas van Tienhoven, AES Mexico, Central America & Caribbean’s Treasury Director, commented the following: "We are very grateful to Bladex and Banco Popular Dominicano for underwriting and arranging this transaction that had the strong support of local and regional banks. The loan was oversubscribed and is clear evidence of the resilience of the AES Dominicana credit that is the leading energy company in the Dominican Republic.”

Edward Baldera, Vicepresident of Institutional and Investment Banking at Banco Popular Dominicano, stated: “We feel honored to have partnered up with Bladex and appreciate the confidence placed in us by AES Dominicana for this transaction. Banco Popular has been committed to finding innovative ways to support corporations that lead to sustainable growth and generate quality employment in the Dominican Republic.”

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panamá, Republic of Panamá